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                                                  OMB Number:          3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*



                             Gadzoox Networks, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   362555 10 4
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                                 (CUSIP Number)

                                January 16, 2000
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]      Rule 13d-1(b)

      [ ]      Rule 13d-1(c)

      [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)


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ITEM 1.

        (a)     NAME OF ISSUER: Gadzoox Networks, Inc.

        (b)     ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICES:

                5850 Hellyer Avenue, San Jose, CA 95138

ITEM 2. NAME OF PERSON FILING: ONSET Enterprise Associates II, L.P, whose general partner is OEA II Management, LP, whose general partners are Robert Kuhling and Terry Opdendyk. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 4.         AMOUNT BENEFICIALLY OWNED: Not applicable.

ITEM 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]



        ALL OTHER ITEMS OF THIS SCHEDULE 13G REMAIN THE SAME AS REPORTED ON THE
        SCHEDULE 13G DATED AS OF FEBRUARY 9, 2000 ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF GADZOOX NETWORKS, INC., EXCEPT TO REFLECT THAT EACH OF THE REPORTING PERSONS HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE COMMON STOCK OF GADZOOX NETWORKS, INC.


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                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000


ONSET ENTERPRISE ASSOCIATES II, L.P., LIMITED PARTNERSHIP

By:  OEA II MANAGEMENT, LP


     By: /s/ TERRY OPDENDYK
        --------------------------------------
        General Partner


OEA II MANAGEMENT, LP


/s/ ROBERT KUHLING
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Robert Kuhling, General Partner


/s/ TERRY OPDENDYK
------------------------------------------
Terry Opdendyk, General Partner


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